Exhibit (12)

Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Distributions

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)

Income from continuing operations	$83,589	96,094	48,399	48,473	32,338
Equity in earnings of unconsolidated investment	(773)	(782)	(720)	(413)	(366)
Income from continuing operations before adjustments	82,816	95,312	47,679	48,060	31,972
Fixed charges (from below)	41,018	41,011	40,388	40,866	40,712
Distributed income of equity investee	425	1,105	600	425	345
Capitalized interest	(5,765)	(5,340)	(5,257)	(4,942)	(5,064)
Preferred stock distributions	—	—	—	—	—
Earnings	$118,494	132,088	83,410	84,409	67,965

Interest expense	$34,775	35,213	34,666	35,486	35,192
Capitalized interest	5,765	5,340	5,257	4,942	5,064
Amortization of mortgage premiums	31	34	38	18	20
Interest component of rental expense	447	424	427	420	436
Preferred stock distributions	—	—	—	—	—
Combined fixed charges and preferred stock distributions	$41,018	41,011	40,388	40,866	40,712

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS	2.89	3.22	2.07	2.07	1.67